UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 11, 2011
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☑     No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Press Presse

Munich/New York, January 11, 2011
Siemens off to a good start in new fiscal year 2011
Siemens is off to a good start in the new fiscal year 2011. The company expects a very strong increase in new orders in the first quarter of the year, compared to the comparable period in fiscal 2010. Revenue will also probably increase substantially year-over-year. Income from continuing operations in the first quarter is expected to exceed the prior-year level. “We’re off to a good start and are fully on track to reach our targets,” stated Siemens CFO Joe Kaeser at an investor conference in New York on Monday.
New orders at Siemens are expected to show a robust increase year-over-year, exceeding the comparable prior-year figure of about €19 billion. However, they will probably not reach the traditionally strong fourth-quarter level of around €23.5 billion. According to Kaeser, revenue is also expected to considerably exceed the prior-year level of €17.4 billion but to remain substantially below the level of roughly €21.2 billion achieved in fourth quarter of fiscal 2010 – a result that will further increase the company’s order backlog. Income from continuing operations in the first quarter of 2011 will probably exceed that of the first and fourth quarters of fiscal 2010. Income from continuing operations in the first quarter of fiscal 2010 totaled some €1.5 billion.
The Industry Sector profited in the first quarter of fiscal 2011 from ongoing, strong momentum in its short-cycle businesses. This momentum will probably continue in the first half of fiscal 2011. However, dynamical growth is expected to slow in the second half of fiscal 2011, said Kaeser. “The party isn’t going to last forever because it’s partly the effect of efforts to catch up on crisis year 2009,” he explained. However, the environment for long-cycle businesses continued to improve in the first quarter. The Mobility Division will report a solid level of new orders and brisk bidding activity. The Industry Solutions Division also showed catch-up potential – for example, in business connected with the steel industry, in ecofriendly water technology and in market penetration in the area of services. Overall, new orders for the entire Industry Sector are expected to be above those for the comparable prior-year period and at about the same level as in the fourth quarter of fiscal 2010. First-quarter revenue and profit will probably be higher than in the first quarter a year ago. In the first quarter of fiscal 2010, Sector profit totaled €840 million on revenue of some €8.1 billion and new orders of about €8.2 billion.
At the Energy Sector, the recently positive trend in new orders is expected to continue in the first quarter of fiscal 2011. According to Kaeser, new orders will probably be considerably above the prior-year figure of slightly more than €6.9 billion but are not likely to reach the high level of about €9.1 billion achieved in the fourth quarter of 2010. The substantial increase over the prior-year level will probably be the result primarily of ongoing, solid demand at the Fossil Power Generation Division and the Oil & Gas Division. At the Renewable Energy Division, seasonal effects will reduce new orders considerably. However, this decline will be only temporary, said Kaeser. Double-digit growth in new orders is still expected for the current fiscal year as a whole. Preliminary work on the further global expansion of the wind business and the ongoing integration of solar technology activities would also lead to a noticeable, temporary decline in Division profit, Kaeser added.
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Revenue at the Energy Sector would probably be well above the comparable prior-year figure of €5.6 billion but below the level of €7.3 billion achieved in the fourth quarter of fiscal 2010. Profit is expected to be above the level of the first quarter of fiscal 2010, when it totaled around €771 million.
At the Healthcare Sector, new orders are also expected to be above the comparable prior-year figure of about €2.9 billion. Once again, the key driver here will probably be the Sector’s market-leading imaging business. With a well-filled innovation pipeline, the Division is expected to continue maintaining its strong position in the future, said Kaeser. In its new setup, the diagnostics business, which had recently been disappointing, was on track. However, this would probably be reflected in accelerating growth only in the medium term. Projects in the area of particle therapy also continued to be challenging. The company was cooperating with customers here to develop pioneering technologies for combating cancer. However, the special expenses in this area were currently still unsatisfactory, said Kaeser.
Revenue at the Sector is expected to be between the prior-year figure of €2.8 billion and the previous-quarter level of €3.4 billion. Sector profit will probably be below the level of €499 million achieved in the comparable prior-year period but above the previous-quarter figure, excluding the goodwill impairment at the diagnostics business.
With regard to operations at Siemens IT Solutions and Services (SIS), Kaeser referred to a first-quarter stabilization. However, the announced transaction with Atos Origin will probably generate charges from a goodwill impairment. According to Siemens Annual Report as of September 30, 2010, goodwill for SIS totaled around €132 million. In the first half-year, Siemens expects the figure for one-time effects due to the sale of the business to Atos Origin to be in the mid-to-high triple-digit-million euro range – independently of and in addition to the anticipated carve-out-related costs totaling about €200 million to €300 million, said Kaeser.
The Siemens CFO referred once again to the distinctive value-creating potentials generated by the merger with Atos Origin. The cooperation could be expanded even further in the future to create a global alliance, Kaeser said. Industrial IT and software expertise and partnerships were becoming increasingly important in growth fields – such as energy-saving technologies for smart grids and smart buildings, the management of cities and conurbations, mobility management and industrial integration – and in healthcare technology, he said in conclusion.

Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. The company is the world’s largest provider of environmental technologies, generating some €28 billion – more than one-third of its total revenue – from green products and solutions. In fiscal 2010, which ended on September 30, 2010, revenue totaled €76 billion and net income €4.1 billion. At the end of September 2010, Siemens had around 405,000 employees worldwide. Further information is available on the Internet at: www.siemens.com.

This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers.
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This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancellations of recognized orders, of prices declining as a result of continued adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating pension obligations may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and post-employment benefit plans. Any increase in market volatility, further deterioration in the capital markets, decline in the conditions for the credit business, continued uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.
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Siemens AG	Media Relations: Alexander Becker
Corporate Communications and Government Affairs	Telephone: +49 89 636-36558
Wittelsbacherplatz 2, 80333 Munich	E-mail: becker.alexander@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX201101.30e	Germany

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: January 11, 2011	/s/	Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

	/s/	Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and
Corporate Performance Controlling